UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ZENGINE, INC.
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                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)

                                 98935C 10 7
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                               (CUSIP Number)

                              Michael E. Peppel
              Chairman, President and Chief Executive Officer
                                 MCSi, Inc.
                        4750 Hempstead Station Drive
                             Dayton, Ohio 45429
                               (937) 291-8282
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              with a copy to:

                             Jeffrey A. Koeppel
                             Kenneth B. Tabach
                   Elias, Matz, Tiernan & Herrick L.L.P.
                           734 15th Street, N.W.
                           Washington, D.C. 20005
                               (202) 347-0300

                             September 26, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


CUSIP No. 98935C 10 7                  13D                         PAGE 2 OF 7

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MCSi, Inc.
         31-1001529

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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  / /
                                                                 (b)  /x/

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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*
         WC

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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)             / /

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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

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 7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         VOTING POWER
         8,547,427

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 8.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED VOTING POWER
                                   -0-

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 9.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER
         8,547,427

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 10.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED DISPOSITIVE POWER
                                   -0-

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CUSIP No. 98935C 10 7                  13D                         PAGE 3 OF 7


 11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,547,427

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 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  /x/

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 13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.9%

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 14.     TYPE OF REPORTING PERSON *
         CO
 *SEE INSTRUCTIONS BEFORE FILLING OUT!


 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
















     * Excludes an aggregate of 843,846 shares of common stock held by executive officers and directors of MCSi, Inc. MCSi disclaims beneficial ownership of such shares.


CUSIP No. 98935C 10 7                  13D                         PAGE 4 OF 7


Item 1.   SECURITY AND ISSUER.

The title and class of equity securities to which this statement on Schedule 13D relates is the common stock, no par value per share (the "Common Stock"), of Zengine, Inc. (the "Company"). The address of the principal executive offices of the Company is 6100 Stewart Avenue, Fremont, California 94538. As of September 26, 2000, the Company had 16,473,480 shares outstanding.

Item 2.  IDENTITY AND BACKGROUND.

(a) - (c) This Schedule 13D is being filed by MCSi, Inc. ("MCSi"). MCSi is a publicly traded systems integrator of state-of-the-art presentation and broadcast facilities throughout the United States, Canada and certain foreign countries. MCSi's business address is 4750 Hempstead Station Drive, Dayton, Ohio 45429. Set forth in Schedule I annexed hereto is information about the identity and background of each of MCSi's directors, executive officers and controlling persons, if any.

(d) - (e) During the past five years, neither MCSi nor any of its officers of directors have been convicted in a criminal proceeding. During the five years prior to the date hereof, neither MCSi nor any of its officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MCSi is organized under the laws of Maryland.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Standby Stock Purchase Agreement dated September 20, 2000, MCSi purchased 199,483 shares of Common Stock on September 26, 2000 for a purchase price of $13.00 per share or an aggregate of $2,593,279. MCSi paid the purchase price from its existing working capital.

Item 4.  PURPOSE OF THE TRANSACTION.

As part of the Company's initial public offering of Common Stock, the Company offered 390,000 shares of its Common Stock in the MCSi Subscription Program to stockholders of MCSi, its parent company and principal stockholder. MCSi's stockholders were permitted to subscribe for one share of common stock for every 30 shares of MCSi common stock held by them. Persons who owned at least 100 shares of MCSi common stock as of May 15, 2000 were eligible to purchase shares from the Company under the program. Pursuant to the Standby Stock Purchase Agreement, MCSi purchased 199,483 shares of Common Stock on September 26, 2000, which were not purchased by the stockholders of MCSi.

MCSi owns approximately 51.9% of the Company's outstanding shares of common stock. As long as MCSi owns a significant portion of the Company's outstanding common stock, MCSi


CUSIP No. 98935C 10 7                  13D                         PAGE 5 OF 7

will continue to be able to elect the Company's entire board of directors and to remove any director, with cause, and generally to determine the outcome of all corporate actions requiring stockholder approval. As a result, MCSi will be in a position to continue to control all matters affecting the Company including the composition of the board of directors and, through it, any decision with respect to the direction and policies of the Company, including the appointment and removal of officers; any decision with respect to mergers or other business combinations involving the Company; the acquisition or disposition of assets by the Company; future issuances of Common Stock or other securities of the Company; the incurrence of debt by the Company; amendments, waivers and modifications to the distribution services agreement, administrative services agreement, sublease agreement and the e-commerce services agreement with MCSi; and the payment of dividends on the Common Stock.

Except as described above, MCSi has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN THE SECURITIES OF THE ISSUER.

(a) - (c) MCSi beneficially owns 8,547,427 Shares, or approximately 51.9% of the outstanding shares of Common Stock of the Company. MCSi has sole disposition and voting power with respect to the 8,547,427 shares described above. The only transactions involving shares of Common Stock by MCSi during the past 60 days was the purchase of 199,483 shares of Common Stock pursuant to the Standby Stock Purchase Agreement described in item 3 above and attached as an exhibit hereto. The calculations above are based upon 16,473,480 shares of Common Stock outstanding on September 26, 2000.

In connection with its incorporation, the Company issued 67,686 shares of Common Stock to MCSi for an aggregate of $1,000, and other non-monetary consideration. In addition, on September 14, 1999, the Company issued 10,762,074 shares of Common Stock to MCSi for non-monetary consideration, 2,481,816 of which shares were surrendered back to the Company on September 29, 1999. These share amounts reflect a 10-for-1 split of the Common Stock in September 1999 and a 6.7686-for-1 split of the common stock in September 2000.

(d) and (e) : Not applicable.

The amount of shares beneficially owned excludes an aggregate of 843,846 shares of common stock held by executive officers and directors of MCSi, Inc. as set forth below. MCSi disclaims beneficial ownership of such shares. The following table sets forth transactions in the Common Stock by executive officers and directors of MCSi during the past 60 days.


CUSIP No. 98935C 10 7                  13D                         PAGE 6 OF 7


              Number of                  Price     How           Shares
              Shares        Date         Per       Transaction   Beneficially
Name          Purchased     Purchased    Share     Effected      Owned
----          ---------     ---------    -----     --------      ------------

Michael E.    676,860       9/25/2000    $0.075    Option        676,860
Peppel                                             exercise

Ira H.        135,372       9/25/2000    $0.075    Option        135,372
Stanley                                            Exercise

Michael       1,200         9/26/2000    $13.00    MCSi          1,200
Trebilcock                                         Subscription
                                                   Program

John C.       2,000         9/26/2000    $13.00    IPO           2,000
Huffman, III

Richard L.    2,500         9/26/2000    $13.00    IPO           2,500
Posen

Robert G.     10,000        9/26/2000    $13.00    IPO           10,000
Hecht

Harry F.      15,914        9/26/2000    $13.00    MCSi          15,914
Radcliffe                                          Subscription
                                                   Program and
                                                   IPO

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 4 of this statement on Schedule 13D, to MCSi's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between MCSi and any other person with respect to any securities of the Company, including but not limited to transfer or voting or any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls or guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION
99.1           Standby Purchase Agreement dated September 20, 2000.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000

                                     By:  /s/ Michael E. Peppel
                                          ---------------------
                                          Michael E. Peppel
                                          President and Chief Executive Officer



                                  SCHEDULE I
              DIRECTORS AND EXECUTIVE OFFICERS OF MCSi, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of MCSi, Inc.


    Name               Present Principal Employment       Business Address
    ----               ----------------------------       ----------------

EXECUTIVE OFFICERS*


Michael E. Peppel      Chairman, President and CEO        MCSi, Inc.
                       of MCSi, Inc.                      4750 Hempstead Station
                                                           Drive
                                                          Dayton, Ohio 45429

Ira H. Stanley         Vice President, CFO and            MCSi, Inc.
                       Secretary of MCSi, Inc.            4750 Hempstead Station
                                                           Drive
                                                          Dayton, Ohio 45429

John C. Huffman, III   Vice President and COO             MCSi, Inc.
                       of MCSi, Inc.                      4750 Hempstead Station
                                                           Drive
                                                          Dayton, Ohio 45429

Michael Trebilcock     Vice President, CDO                MCSi, Inc.
                       and National Sales                 4750 Hempstead Station
                       Manager of MCSi, Inc.               Drive
                                                          Dayton, Ohio 45429

DIRECTORS*


Michael E. Peppel      Chairman, President and CEO        MCSi, Inc.
                       of MCSi, Inc.                      4750 Hempstead Station
                                                           Drive
                                                          Dayton, Ohio 45429

Ira H. Stanley         Vice President, CFO and            MCSi, Inc.
                       Secretary of MCSi, Inc.            4750 Hempstead Station
                                                           Drive
                                                          Dayton, Ohio 45429

Harry F. Radcliffe     Investment Advisor                 40 Wiggins Lane
                                                          Uniontown, PA 15401

Richard L. Posen       Law Partner                        Willkie, Farr
                                                           & Gallagher
                                                          787 Seventh Avenue
                                                          New York, NY 10019

Robert G. Hecht        President and CEO of               Trumbull Corporation
                       Trumbull Corporation               1020 Lebanon Road
                                                          West Mifflin, PA 15122



*  All Executive Officers and Directors are U.S. citizens.